FORM 4

   (  )    Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

         SECURITIES AND EXCHANGE COMMISSION         _____________________
              Washington, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
    Securities Exchange Act of 1934 (the           |BURDEN HOURS         |
    "1934 Act"), Section 17(a) of the Public       |PER RESPONSE 0.5     |
    Utility Holding Company Act of 1935            |_____________________|
    or Section 30(f) of the Investment
    Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person
      Philippi Investments Ltd.
      37 Church Street
      Hamilton HM 12, Bermuda
   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol
      The Panda Project, Inc.      PNDA
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
      N/A
   ____________________________________________________________________________
   4. Statement for Month/Year
      July 1997
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)
      N/A
   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    (  ) DIRECTOR
    (X ) 10% OWNER
    (  ) OFFICER (GIVE TITLE BELOW)
    (  ) OTHER (SPECIFY TITLE BELOW)

      _____________________________________________________

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
    (X ) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)
      Common Shares
   ____________________________________________________________________________
   2. Transaction Date(s) (Month/Day/Year)
      N/A
   ____________________________________________________________________________
   3. Transaction Code(s) (Instr. 8)
      N/A
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      N/A
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 1,125,601
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      Direct
   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)
      N/A
   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)
      Warrants
   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security
      $11.00
   ____________________________________________________________________________
   3. Transaction Date(s) (Month/Day/Year)
      N/A
   ____________________________________________________________________________
   4. Transaction Code(s) (Instr. 8)
      N/A
   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)
      N/A
   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)
      Now to 07/16/01
   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      200,000 Common Shares
   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)
      N/A
   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)
      200,000
   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
           (Instr. 4)
       Direct
   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)
       N/A
   ____________________________________________________________________________

   EXPLANATION OF RESPONSES:

   THIS FILING CONSTITUTES THE FIRST ELECTRONICALLY FILED FORM 4 FILED BY THE REPORTING PERSON, AND THEREFORE RESTATES CERTAIN INFORMATION CONTAINED IN PREVIOUSLY FILED FORMS 3 AND 4.

   Philippi Investments Ltd. ("Philippi") is a wholly owned subsidiary of Helix (PEI) Inc. ("Helix PEI"), and Helix PEI is a wholly owned subsidiary of Helix Investments (Canada) Inc. ("Helix Canada"). Donald C. Webster holds an approximate 44.1% equity interest in Helix Canada.

   The 1,125,601 Common Shares reported on herein have been reported separately by each of Donald C. Webster, Helix Canada, Helix PEI and Philippi (together with Donald C. Webster, Helix Canada and Helix PEI, the "Reporting Persons"), and the 200,000 Warrants to purchase 200,000 Common Shares reported on herein have been reported separately by each Reporting Person, all in accordance with Rule 16a-1(a)(3) promulgated under the 1934 Act. In accordance with Rule 16a-1(a)(4) promulgated under the 1934 Act, the Reporting Person filing this form declares that such filing is not to be construed as an admission that such Reporting Person is, for the purpose of Section 16 of the 1934 Act or otherwise, the actual beneficial owner of any of the securities reported on herein.

        PHILIPPI INVESTMENTS LTD.

        /s/ May A. Anis                            09/02/97
        _________________________________          ________
        **  SIGNATURE OF REPORTING PERSON          DATE
        May A. Anis
        Treasurer and Alternate Secretary
   _______________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).